Exhibit 12.1

EDUCATION REALTY TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	For the year ended December 31,					6 months ended
	2004(1)	2005	2006	2007	2008	June 30, 2009
Earnings:
Income before taxes, noncontrolling interests and equity in earnings of equity investees	$(205)	$(17,371)	$(13,567)	$(7,242)	$(6,625)	$1,383
Interest expense, net of amortization of premium/discount	5,455	16,186	29,353	26,957	25,229	12,502
Amortization of deferred financing fees	163	820	1,114	1,036	992	519
Distributed income of equity investees	808	879	787	364	277	182
Total earnings	$6,221	$514	$17,687	$21,115	$19,873	$14,586

Fixed Charges:
Interest expense, net of amortization of premium/discount	$5,455	$16,186	$29,353	$26,957	$25,229	$12,502
Capitalized interest				58	453	382
Amortization of deferred fees	163	820	1,114	1,036	992	519
Total fixed charges	$5,618	$17,006	$30,467	$28,051	26,674	13,403

Consolidated ratio of earnings to fixed charges (2)	1.11	-	-	-	-	1.09

1) Information presented for periods prior to January 31, 2005, the date of our initial public offering, relate to our predecessor.

2) For the years ended December 31, 2005, 2006, 2007 and 2008 fixed charges exceeded earnings by $16,492, $12,780, $6,936 and $6,801, respectively.